March 16, 2011

Via EDGAR and by courier

Milwood Hobbs
Staff Accountant
United States Securities and Exchange Commission
Mail Stop 3561
100 F Street NE
Washington, D.C.  20549

RE:	China Natural Gas, Inc.
Form 10-K/A for the Fiscal Year Ended December 31, 2009
Filed October 1, 2010
File No. 001-34373

Dear Mr. Hobbs:

We refer to the letter of the staff of the Securities and Exchange Commission (the “Staff”), dated March 2, 2011, to China Natural Gas, Inc. (“we,” “us” or the “Company”) regarding the Form 10-K/A for the fiscal year ended December 31, 2009, filed by the Company on October 1, 2010 (the “Form 10-K/A”).
As we have only received by facsimile this past Saturday March 12, 2011 your latest letter, and as discussed between yourself and our counsel, we hereby request an extension of time to file our response thereto. Our response will be filed no later than March 31, 2011.
To facilitate our communications going forward, we would like to participate in the Staff's email correspondence program. Please send all correspondence to Ms. Fang Zhang at fang.zhang@naturalgaschina.com, with a copy to our counsel Gene Buttrill of Proskauer Rose LLP at gbuttrill@proskauer.com.

You may reach me at +86 (29) 8832 7391 if you have any questions.

Sincerely,

China Natural Gas, Inc.

By:	/s/ Qinan Ji
Name:	Qinan Ji
Its:	Chairman and Chief Executive Officer

cc:	Proskauer Rose LLP S. Eugene Buttrill III (gbuttrill@proskauer.com)